Contact

www.linkedin.com/in/maxeche (LinkedIn)
eskuad.com/ (Company)

Top Skills

Gestión de proyectos
Planificación estratégica
Project Management

Languages

Inglés (Full Professional)

Certifications

Guy Kawasaki on Entrepreneurship
Foundations of Project Management
Sales Academy Certificate of Completion
Sales Academy Certificate of Sales Mastery
Project Initiation: Starting a Successful Project

Honors-Awards

Líderes del Sur
Speaker at fiiS (Festival Internacional de Innovación Social)
Speaker at Atlanta Conference on Science and Innovation Policy
Microsoft's Bizspark Program
Beca Patricio Miño

Max Echeverria

Founder & CEO of Eskuad / Techstars '21 / GFS Founder's Academy '22/ SUP Chile Ignite 1's "Most Innovative Solution" award
Concepcion

Summary

We are bringing technology to the next frontier in field worker productivity.

Eskuad is a data platform that helps field workers go from pen and paper to automated processes, regardless of internet service strength. Eskuad empowers managers in Natural Resources companies to save time and resources.

Tech Geek and entrepreneur. With a background in Industrial Engineering and M. Sc. in Industrial Engineering.
Former basketball player, former bass player, and live music fan!

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Experience

Eskuad [Techstars '21]
Founder & CEO
February 2019 - Present (3 years 4 months)
Concepción, Bio-Bio, Chile

We let Natural Resources Companies -forestry, marine, agriculture- have better visibility into their operations by providing tools to enable easy data collection by their field workers, even while disconnected.

I lead major corporate decisions, managing overall operations and resources, and leading funding, engineering & sales operations. Currently operating in Chile and the US

MongoDB for Startups
Tampa Bay Wave Techdiversity
GAN
ProChile US
The Venture City's Product-Led Growth
Start-up Chile
InterAction BlueTech 2021 Winners

Blue Institute Labs

Google
Entrepreneur at Google for Founders Academy
February 2022 - Present (4 months)

BLUE Incubator Program at BLUE Institute Labs
Entrepreneur
May 2021 - April 2022 (1 year)

Start-Up Chile
Entrepreneur
April 2021 - March 2022 (1 year)
Concepción Province, Bio-Bio, Chile

Eskuad is part of Ignite 1.
Start-Up Chile is the best accelerator in Chile and LATAM. They gave us a $35K grant (equity free) to accelerate our growth, alongside mentors, access to their corporate network and their professional team that helped us hiring people, working on our market fit in Chile, and so on.
Eskuad was selected to be part of the top 16 companies to participate in Start-Up Chile's Demo Day.
Eskuad won the "Most Innovative Solution" award at Start-Up Chile's Demo Day.

Techstars
Entrepreneur
September 2021 - December 2021 (4 months)
Portland, Maine Metropolitan Area

ACTION Innovation Network
Entrepreneur
February 2021 - March 2021 (2 months)
Massachusetts, United States

Tampa Bay Wave
Entrepreneur
June 2020 - September 2020 (4 months)
Tampa, Florida, United States

TechDiversity Cohort 2020

GAN

Entrepreneur
June 2020 - September 2020 (4 months)
Tampa, Florida, United States

Universidad de Concepción
Founder & Former CEO at Gearbox
September 2015 - January 2020 (4 years 5 months)
Concepción, Bio-Bio, Chile

Accelerating idea-stage startups, training students & faculties, and developing an entrepreneurial and innovation ecosystem from the School of Engineering at Universidad de Concepción with the collaboration of local and international partners.

I Analyzed, Designed and Built Gearbox from the scratch, up to being the most impacting acceleration program at college level all across the chilean ecosystem.
In order to do that I needed to hire collaborators, build relationships with other organizations, such as FIA, Minka, Startup Chile, Corfo, Regional Governments, Georgia Tech's EI2, among others.
Design and execute a strategy that impacts the University and the city at organizational, educational and acceleration, in order to create a culture.

Awards:
Felipe Álvarez, Universidad de Chile
Corfo

Major Events:
Biobio Re-evoluciona, in collaboration with GaTech's EI2
Gearbox's yearly events, in collaboration with Innova Rock
Gearbox's Idea's Lab, every semester in collaboration with Startup Chile
Newspace, in collaboration with Corfo, GaTech EI2, NASA's JPL, Skoltech, Technical Experts Council CZ|SK, IBM, AIRBUS, Space Catapult, Kongsberg Satellite Services, Space Job Fair, Satellogic, Entel Ocean and other global organizations.

Mobki Soluciones Tecnológicas Limitada
Co-Founder & Former CEO
March 2014 - January 2019 (4 years 11 months)
Concepción, Chile

Lead a company compromised in providing services based on technology, developed through innovation processes in order to develop long term advantages for our clients.

Some of our clients are Forestal Arauco, Oxiquim, Sergio Escobar y Cía., GTD Manquehue, BancoEstado Contacto 24 Horas, Allservi, Energysur.

Our Solutions: www.eskuad.com and www.openfn.org

Mobki is one of the founding members at Nodo E-Services Bío Bío, Chile

Mobki is startup company supported by the Microsoft's Bizspark Program.

Twable
Co-founder & Former CEO
September 2012 - July 2014 (1 year 11 months)

3rd Place at RASU Starter's Demo Day 2014.
Participation at Start-up Chile's Demo Day 2014

America Travel
Coordinator
November 2009 - January 2014 (4 years 3 months)
Concepción, Chile

Coordinate and manage travel activities for High School students.

Universidad de Concepcion
Consultant
May 2012 - December 2013 (1 year 8 months)

Develop an innovation project for Energysur, incorporating innovation capacities to the enterprise inside an innovation project leaded by University of Concepción in collaboration with University of Biobío and CORFO.

BHP Billiton
Internship at External Affairs. Minera Escondida Limitada
February 2012 - March 2012 (2 months)
Antofagasta, Chile.

Coordinate activities and review the information for the elaboration of Minera Escondida Sustainability Report and BHP Billiton Annual Report. Coordinate and support an audit process and visits to the operations.

Education

Universidad de Concepción

Master of Science - MS, Industrial Engineering · (2012 - 2015)

Stanford Center for Professional Development
Introduction to Innovation and Entrepreneurship, Innovation · (2019 - 2019)

Universidad de Concepción
Industrial Engineer, Industrial Engineering · (2009 - 2014)

Universidad de Concepción
Early Stage Companies Valuation Diploma, Business · (2012 - 2012)

Pontificia Universidad Católica de Chile
Bachillerato en Ciencias, Teología, Historia Contemporánea · (2007 - 2008)